May 17, 2006
Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	The Progressive Corporation Form 10-K for fiscal year ended December 31, 2005 File No. 1-9518
Dear Mr. Rosenberg:
We are in receipt of your letter to Glenn Renwick dated May 4, 2006. As discussed today between David Coffey of our Corporate Law Department and Frank Wyman of the SEC, due to Mr. Renwick’s travel schedule and the need to have sufficient time for review by him and our other senior executives, we will be unable to satisfy the 10-day period for filing our response as indicated in your letter. Consequently, we are notifying you that we expect to file our response to your letter on or before Thursday, May 25, 2006.
Please do not hesitate to contact me at 440-395-3696 or Mr. Coffey at 440-395-3675 if you should have any questions concerning the foregoing.

Sincerely,
/s/ Charles E. Jarrett
Charles E. Jarrett
Vice President and Chief Legal Officer